

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2024

Gleb Budman
Chief Executive Officer
Backblaze, Inc.
201 Baldwin Ave.
San Mateo, CA 94401

>   **Re: Backblaze, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed May 1, 2024**
>   **File No. 333-279033**

Dear Gleb Budman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley at 202-344-5791 or Jan Woo at 202-551-3453 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology

cc: Jeffrey Vetter